Exhibit 99.1

 Allot Communications Announces
Appointment of Manuel Echanove to its Board of
Directors replacing Rami Hadar

Hod Hasharon, Israel – July 17, 2017 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of security and monetization solutions that enable service providers and enterprises to protect and personalize the digital experience, today announced that Mr. Manuel Echanove has been appointed to the Board of Directors of the Company (the “Board”) to fill the seat previously held by Mr. Rami Hadar who is stepping down to pursue other business interests. The appointment will be effective immediately. Mr. Echanove’s appointment will require approval of the Company’s shareholders at the Company’s next Annual General Shareholder Meeting.

“I would like to thank Mr. Hadar for his great contribution to the success of Allot as the CEO and later as a board member”, stated Yigal Jacoby, Chairman of the Board at Allot. “At the same time, I am thrilled to have Mr. Echanove join our Board. I believe that his extensive experience serving in very senior strategic and business roles at Tier 1 operators, will be a tremendous resource to help strengthen our focus on our customers and align our value proposition to meet their needs and to drive growth.”

Mr. Echanove brings over 25 years’ experience in the telecommunications industry, most extensively serving in various management positions in the Telefonica group between 1996 and 2012. During his tenure at Telefonica, Mr. Echanove held various senior management positions as Commercial General Manager, General Director of Business Development and General Director of Multimedia and Brand Business. He also served as General Manager in the Corporate Strategy area of Telefónica S.A. before leaving the company in 2012.

Prior to joining Telefonica, Mr. Echanove served in sales and marketing management positions at France Telecom, British Telecom, and Data General. Mr. Echanove is currently the CEO of Wetania Consulting S.L. a management consulting company, which he founded in 2013. Mr. Echanove has an Economics and Business Administration degree from the Universidad Pontificia de Comillas.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading provider of security and monetization solutions that enable service providers and enterprises to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks enabling enterprises and service providers to get closer to their customers; to safeguard network assets and users; and to accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how, and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International dialing +972-54-268-1500 sorr@allot.com